

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2011

<u>**Via U.S. Mail**</u>

Richard B. Vilsoet
Vice President, General Counsel and Secretary
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408

> **Re:** **Dycom Industries, Inc.**
> **Amendment No.1 to Registration Statement on Form S-3**
> **Filed on: May 18, 2011**
> **File No.: 333-173059**

Dear Mr. Vilsoet:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

About this Prospectus, page ii

1. We note your response and revised disclosure in response to comment eight in our letter dated April 20, 2011. The statement in the penultimate paragraph that "such documents, and not the summary descriptions, define your rights as a holder of our securities" implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise your disclosure to remove this statement. Please also comply with this comment with respect to:

   - the third paragraph under "Description of Debt Securities of Dycom Industries, Inc. and Guarantees" on page 5;
   - the third paragraph under "Description of Debt Securities of Dycom Investments, Inc. and Guarantees" on page 16;
   - the first paragraph under "Description of Capital Stock" on page 28; and
   - the first paragraph under "Description of Securities Purchase Contracts and

Units" on page 34.

Exhibit 5.1 Opinion of Shearman & Sterling LLP

2. We note your response to comment 18 in our letter dated April 20, 2011. However, considering that you have limited the jurisdiction of your opinion to the Generally Applicable Law, it remains unclear how the paragraph (b) assumption on the last page of the opinion affects the enforceability of counsel's opinion. With a view towards disclosure, please have counsel explain to us how the assumption would operate within the jurisdiction covered by counsel's opinion.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael J. Schiavone, Esq. (Via Facsimile at (212) 848-7179)
    Shearman & Sterling LLP